

October 9, 2019

Richard Stoddart
Chief Executive Officer
INNERWORKINGS INC
203 North LaSalle Street, Suite 1800
Chicago, IL 60601

> **Re: INNERWORKINGS INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 19, 2019**
> **File No. 000-52170**

Dear Mr. Stoddart:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services